Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola European Partners Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

Raw Transcript 1-877-FACTSET www.callstreet.com Total Pages: 13 Copyright © 2001-2016 FactSet CallStreet, LLC 22-Mar-2016 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2016 FactSet CallStreet, LLC MANAGEMENT DISCUSSION SECTION Unverified Participant Hello to CCE story. Over the years, you'll know that this management team has a very strong history of capital allocation, transforming CCE from primarily North American business about six years ago to one, today focused solely on Europe. Not just strategy that has delivered impressive returns to shareowners and it's a strategy that continues to how we are placed today with the completion of a three-way merger with Coca-Cola, Iberian Partners, and a German bottler whose name I'm not even going to attempt, which is expected to close in 2Q of this year. CCE have been strong supporters of CAGE over the years and this is the sixth consecutive year they've presented and have also once again kindly provided the refreshments downstairs in the lounge. So, welcome back and thank you very much for that. Representing the company this year and they've brought the full team, is Chairman and CEO, John Brock; Nik Jhangiani, CFO; Damian Gammell, Chief Operating Officer; and Thor Erickson, VP of Investor Relations. With that, I will turn it over to John.  . John Franklin Brock Thank you very much and good afternoon. It's really good to be here with you at the CAGE Conference this year. As you just heard joining me today are Damian, Nik, and Thor. Before we begin, I would like to remind you that today's presentation will certainly contain some forward-looking statements. These should be considered in conjunction with the cautionary language in CCEs and The Coca-Cola Company's recent filings with the SEC, including those with respect to the transaction. A copy of this information is available on both our website as well as Coca-Cola's. It's also important to clarify that all the statements and references we made today, regarding CCEP and this proposed transaction are made with full recognition that the transaction is subject to regulatory approvals as well as certain conditions of closing. Until closing of the transaction, every party, each party continues to operate its business very separately and independently and the parties will not take any steps to implement the transaction until all the necessary approvals and conditions have been attained. More cautionary language is on this slide, and then finally one more round of cautionary language. On a serious note, before I begin, we would like to extend our sympathy to our friends and associates in Brussels for the tragedy that occurred this morning, our thoughts and prayers are with them as well as with all of the citizens of Belgium. Our presentation today is going to highlight the transaction to create Coca-Cola European Partners or CCEP, as we work to combine CCE and the German and Iberian bottlers. Damian is going to provide an overview of the operations and Nik is going to talk a little bit more about financials. We'll then close – I'll come back with a brief transaction update, the discussion of our commitment to sustainability, and then a few important takeaways. Let's take a look at the creation of CCEP, which will create the world's largest Coca-Cola bottler.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2016 FactSet CallStreet, LLC CCE will have 2015 pro forma net sales of just over US$12 billion and about $2 billion in EBITDA. It will serve more than 300 million consumers across 13 countries and we'll have total annual volume of about 2.5 billion unit cases. This will make CCE truly a leading Coca-Cola bottler and a major Western European consumer packaged goods company. CCEP combines the operations of CCE as well as the Adrian and the German Coca-Cola bottlers. We're going to have the scale, the financial flexibility and the operational focus to compete more effectively and to better serve our customers and our consumers. Upon transaction close, current CCE shareowners will own 48%, CCIP shareowners will own 34%, and The Coca-Cola Company will own 18% on a fully diluted basis. CCEP will be headquartered and incorporated here in the UK. And we are pursuing these things on the Euronext Amsterdam, The NYSE, Euronext London, and The Spanish Stock Exchanges. We believe this transaction will create meaningful value for CCE shareowners as well as for each of the new partners and ultimately will create important benefits in terms of delivering growth and best practice capabilities. In fact, we see several areas where CCEP will create key benefits and drive a really solid platform for value creation. For example, we see advantages coming from a new level of partnership with a Coca-Cola company creating very close collaboration and alignment. We also see opportunities for improved effectiveness and efficiency across the board as we integrate and share best practices from each of these three businesses and we anticipate creating new ways of operating, allowing us to realize both scale and synergy benefits. Again a vital element of all of this work as well as what we know is going to be success is going to be our partnership and in fact our growing partnership with The Coca-Cola Company. There 18% ownership in CCEP will help align our interest as well as our overall short-term and long-term business plan. In addition, think of this, Europe represents approximately 25% of The Coca-Cola Company's operating income, which further aligns our focus on profitable growth. The creation of CCEP also provides an opportunity to improve our business model while leveraging leading brands in the large and growing category that we call non-alcoholic ready-to-drink beverages or NARTD. This creates an improved environment for capturing consumer and customer growth opportunities. We also see a real opportunity here for the sharing our best practices and capabilities across all three of this bottling entities. Each territory currently executes at a very high level, but there is significant opportunities for improvement by tapping the broader expertise that's available within each of these three businesses that form CCEP. In areas, as varied as for example, supply chain excellence or ultimate segmentation and execution, relationships with discounters or customer engagement and loyalty. Our territories have strengths in their individual strength, they create expanded benefits as we expand best practices across CCEP. CCEP will be the leading Coca-Cola system model that's our objective. Capability sharing will drive improved effectiveness and efficiency and that's a vital element as you well know of creating long-term shareholder value. As we integrate the company, we're going to realize new ways of operating, enhancing our ability to succeed. We will develop new ways of working together, we'll focus on improving marketplace execution and we're going the leverage the flexibility of our very large scale supply chain. We're also going to be working and increasing our return on investments including both capital, expenditures as well as marketing investments. Importantly we focused our teams to not just leverage the benefits of the enhanced scale, but to challenge and in fact go well beyond existing best practices.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2016 FactSet CallStreet, LLC So with CCEP, we see significant headroom for profitable growth. We're focused on realizing this opportunity by driving value growth in the $60 billion sparkling segments. Growing share in the $65 billion still segment, increasing effectiveness and efficiency by prudently managing both cost of goods and SG&A, increasing the return on our capital investment, and then finally fully realizing the synergies that are created by bringing these three companies together to form CCEP. Damian and Nik will touch on each of these areas. While we're optimistic about our long-term outlook, we also have a clear near-term focus. First of all, it's essential – absolutely essential that we deliver on our 2016 plan and our people at every level in all three business units are working diligently to execute the 2016 plan. It's also essential that we close the transaction successfully and create this new entity called CCEP and importantly, we are on schedule to do this. We continue to anticipate the closing toward the end of the second quarter of this year. Then, we must begin to realize the integration value of the transaction and grow cash from our operations. All of these are important as we build a new platform to drive increasing shareowner value. So, now to provide an overview from an operating standpoint of CCEP, it's my pleasure to turn the floor over to Damian Gammell. And just by background, Damian joined our CCE team last fall as Chief Operating Officer. He has held a variety of leadership positions within the Coca-Cola system. He has been with the system some 24 years and most recently, was CEO of Efes Anadolu. We're really fortunate to have Damian with us. I have known him a number of years, and I'm excited about him being a part of our team and the leadership, the experience and the dedication that he brings to our business. Damian?  . Damian Paul Gammell Thanks, John. So, thank you, John. And just to keep everybody awake, particularly the cameraman, I'll move to this side of the stage, and to provide a little bit of balance. So, I'm very excited to be back at CAGE and particularly to be able to talk to you today about what John has described and you've heard us talk about before, a truly, unique and exciting time within the Coca-Cola system, within Western Europe and the creation of CCEP. As we look at our business going forward, we're looking at three areas that we believe will allow us to capture the shareholder value creation opportunity at CCEP. Firstly, no surprise capture growth opportunities that we believe lie within our franchise territory. Secondly, establish a new company and a new of working that will guide our work in the years ahead. And thirdly, focus on delivering our targets through execution, and a commitment to ongoing improvement. All of our planning and work will reflect our ambition to accelerate growth going forward as we work to build and create more shareholder value. So, first of all, let's look at the growth opportunity as we see it for CCEP. We operate in an extremely large NARTD category with an estimated retail sales value of more than $125 billion across our CCEP territories. A fantastic and quite a vibrant market. In sparkling clearly with our partnership with The Coca-Cola Company, we have the brands consumer preferring the segment and we see the opportunity to lead segment growth within the sparkling category. I'll touch on that a little bit later. In the still segment which as John mentioned represents $65 billion of the $125 billion. Clearly this is an area where we have a much lower share. We see this as an opportunity for growth by taking share across a number of the key categories in the still segment in the coming years. Today, CCEP will have an estimated 29% share of the NARTD category, and as I mentioned has an opportunity both to grow the category in terms of sparkling and to take share as we look at the still segments. Achieving this

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2016 FactSet CallStreet, LLC growth requires to improve our ability to leverage the unique assets of our company. Perhaps most importantly we have a world class brand portfolio that includes a world's most recognized products and brands that consumers prefers through a partnership with The Coca-Cola Company. As the world's leading bottler we also will have a unmatched market availability, both in home and out of home channels, which is supported by a large and effective sales force and scalable and a very efficient supply chain operations that will give us three great assets to leverage as we go forward. As we look at our growth, no surprise. We clearly see growing the low or no calorie sparkling segment as a great opportunity. We are committed to reducing sugar and calories in our soft drinks. We will enhance our focus on immediate consumption leveraging brand investment and driving recruitment and sampling. So a lot smaller packaging in the market. We will also continue to develop innovations including a focus on smaller packs as we continue to innovate with line extensions, such as Coca-Cola Zero Cherry. Our strategy is successful and I'm glad to share with you a clear example, are our results in Great Britain where today, we've reduced our calorie footprint by almost 7.5% since 2010. Today, our diet and light drinks in Great Britain represent almost 40% of our total sparkling beverage portfolio. So already, a sizeable part of our business in GB. We are, however, committed to accelerating this work in 2016 and our corporate goal is to reduce the average calories per liter across our portfolio by 10% by 2020. I think the process make our brands and our packages appeal to more and more consumers. An important element of brand awareness is the Taste the Feeling campaign initiated within the Coca-Cola system earlier this year. Taste the Feeling incorporates elements of execution that we began implementing last year and holds a significant promise as we work to appeal to more consumers. To illustrate the Taste the Feeling campaign, as I mentioned, I would like to share with you two commercials that we're currently running across the territories. [Video presentation] So the "Taste the Feeling" campaign will continue to rollout across our territory in 2016, billing a commitment to grow Sparkling and also to grow our low and no calorie varieties across our Sparkling portfolio. As we move forward, we would also continue to innovate in energy, flavored sparkling brands and stills, all with the goal of growing and expanding our share. In energy, we are expanding an [indiscernible] brand into the Netherlands and adding new Monster [indiscernible] variance that offer zero sugar and zero calories. We're also expanding distribution of Appletiser and adding new flavors and packages to our Finley portfolio. In 2016, we'll work to build on our success and expanding our still portfolio with new flavors and packaging for Capri Sun and another key focus will be a very successful smartwater business in Great Britain. Ultimately a robust innovation pipeline is essential as we focus on building sustainable growth at CCEP. Turning attention to our supply chain, procurement production on logistics excellence is central to our success. At CCEP, we'll continue to enhance our Pan-European customer centric supply chain while leveraging our flexible distribution system and driving increasing effectiveness and efficiency. Further we will do this in a responsible and sustainable way building on the great work that we've achieved at CCE with a clear goal excel at serving our customers with world class capabilities. As we look forward, another key component of our plans is connect with more customers more often in more meaningful ways. We are currently implementing customer marketing programs that are competing at the point

Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2016 FactSet CallStreet, LLC of sale and implementing marketing assets that drive consumer awareness and action, such as our sponsorship of this year's UEFA Euro 2016 in France. We are investing in cold drink equipment working with the customers to maximize the value of our investments and we will support these efforts with best-in-class store execution all with the goal of capturing top line growth opportunities. As we establish CCEP as a new company, we will implement some guiding principles that will allow us to create a new culture in our business going forward. We will focus on being customer centric, supporting our frontline sales force, and empowering and placing accountability within the operating units. So making decisions as close to the consumer and as close to the customer as possible. We will centralize activities that achieve scale or enable a common approach and minimize the integration disruption to our core business and we will build a cultural success by offering fantastic growth opportunities for our people. So as you move forward to the successful close of the transaction to create CCEP. Let's discuss the value this transaction creates. For example, we believe there are opportunities to boost top line growth, increase alignment with The Coca-Cola Company, build on the strength of our existing commercial partnerships across CCE Spain and CCE Germany and leverage the scale and speed needed within Western Europe to win in a very, very large NARTD segment. We expect to realize benefits in supply chain, production, warehousing and procurement and we will see benefits in operating expenses, with shared services, core support functions, management efficiencies and adjusted headquarter facilities. Ultimately we believe, we will achieve an annual run rate pre-tax savings at a range of $300 million to $375 million within three years of closing and Nik will discuss this with us shortly. Finally, let's take a look now at how we will execute to achieve our targets. We expect net sales growth to be driven more by price mix than volume as we maintain or expand our gross margins. We plan on controlling operating expenses and expanding our operating income margins. We will focus on establishing a CCEP operating framework which will allow us to capture the synergies I discussed and also improve our growth outlook. Our 2016 operating goals are to lead sparkling segment growth, opportunistically invest in innovation and execute against our world class marketing programs, such as the European Championships. These includes also the Taste the Feeling campaign which I shared with you, holiday programming and our ongoing execution of Coke with Meals. More specifically for 2016 we expect modest low-single digit net sales growth for the combined CCEP territories. For CCE territories we expect slightly positive net sales growth, CCEP, CCIP, and CCEG low single-digit growth. So in closing before I hand over to Nik, let me share with you some of the key reasons to believe in our ability to succeed and to create a shareholder value that John mentioned at the opening. There is significant headroom for growth. It's a huge category, we have a share of 29%. We have got a leading portfolio and we've got great availability. No other company in Western Europe reaches the number of customers or outlets that we do today and CCEP will do in the future. We have a proven leadership and we have enhanced alignment now with The Coca-Cola Company going forward, and as John mentioned and as Nick will talk about we have a strong free cash flow and good balance sheet flexibility. Importantly, this is not new to us. We have done this before and this management team and our employees have a proven track record of success. Given our assets, our track record, we believe CCEP is well positioned to lead growth in Western Europe. Now, I'll ask Nik to come up and share with us our long-term outlook for CCEP and our work to deliver shareholder value. Nik.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2016 FactSet CallStreet, LLC Nick Canney So I know you guys are awake, so I'm not trying to trick you and move around and stuff like that. But seriously, it's a pleasure to be here and be able to talk to you a little bit more around CCEP's priorities and how we're thinking about this business as we go into this transaction. So let me start with what we believe will be our financial approach that will really guide us in our day-to-day decision making. So first, our focus will be our driving cash from operations by, one, driving operating income growth, two, growing our free cash flows that Damian just talked about, three, improving that free cash flow conversion which is obviously very important and then continuing to prudently invest in CapEx as we go forward. Secondly, we want to maintain an optimal capital structure while having the financial flexibility and I will share more with that – with you in a moment. Third, we want to be continued to be opportunistic and pursue high-return investments be it in CapEx, marketing spend or M&A activities. And finally, we will have a focus on driving financial returns to deliver increasing value in shareowner returns. Now, growing free cash flow is something our leadership teams have done successfully pretty much at the various companies that all of us come from within the Coke system. We plan to deliver consistent long-term profitable growth by driving the top-line and maintaining or expanding our margins. Importantly, for CCEP, we're targeting long-term net sales growth in a low-single digit range and operating income growth in a mid-single digit range. We will also optimize our capital investments with a CapEx target in the range of 4% to 5% of net sales. And of course, we will continue to have our focus on driving cash from operations with free cash flow to net income conversion rates increasing to approximately a 100% over the next years. These steps will enable us to build on the proven success that we've had in growing free cash flow over time. Now, as a management team, we have prioritized an operating with a strong balance sheet that provides us a significant flexibility should be require the same. The approach to our capital structure will be to ensure that we capture the full value of our balance sheet. To achieve that goal at CCEP, we're committed to an investment grade rating, and operating within a 2.5 times to 3 times net debt to EBITDA ratio longer-term. Our 2015 pro forma net debt to EBITDA ratio would have been approximately 3.5 times. This is assuming that we would have taken on the $3.3 billion of debt at the beginning of the year. Our expectation as we close this transaction is that we will focus on de-levering and we should be able to get down to about a 2.5 times leverage target by the end of 2017. Now key element of our success will be our opportunistic and disciplined approach to capital investments, as we seek to invest in attractive return projects. We want to drive core growth by investing in innovation, and Damian has talked about that. We will also invest in restructuring to create an optimal organization that is fit for the future with the focus on being lean, but at the same time improving efficiencies and effectiveness. And we will invest in M&A opportunities, where those opportunities arise that will deliver incremental shareowner value. With all of our investment opportunities, we will evaluate these alternatives including return of cash to shareowners. Now by growing free cash flow, maintaining an optimal capital structure and pursuing disciplined investments, we believe CCEP can achieve long-term EPS growth in a mid-to-high single-digit range and increase our ROIC by about 20 basis points or more annually. We will also prioritize returning cash to shareowners with an expected initial dividend payout of 30% to 40% of net income, and as I indicated we will also continue to evaluate returning excess cash to shareowners by special dividends or share repurchase versus other opportunities that might be there to invest in the business.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 8 Copyright © 2001-2016 FactSet CallStreet, LLC Now, as we look at our near-term to mid-term outlook, we expect that the operating environment will continue to be challenging. With operating income growth to be driven primarily by synergies in the earlier years. We expect modest low single-digit net sales growth for the full year 2016 as Damian highlighted. On a mid-term to long-term basis, we expect to invest in restructuring to drive profitable top line growth and to achieve our long-term objectives. As Damian mentioned, we expect to realize savings of approximately $350 million that $375 million within three years of closing. Supply chain optimization both through procurement and network optimization, overall operating efficiencies and rationalization of our G&A spend will be the areas that will help drive those savings. For now, few modeling notes, approximately 40% of these savings already underway of what we've been referring to as in-flight synergies. The other 60% is obviously the combination synergies that we'd expect. Benefits are expected to be about a third per year, over three years post close and the cash cost are expected to be about 1.5 times the total savings. Again, we will share more details around these plans as they're fully developed, as well as the progress that we will then be making in terms of realizing and capturing those synergies as well as the cash restructuring cost associated with those. Now, here is just some select 2015 pro-forma financial information for CCEP and these were the finalized numbers, I think we shared some of this at CAGNY so again pretty much in line with what you saw previously. The accounting basis of what you see here is what's in our U.S. perspective and that's under the U.S. GAAP and in dollars. In our EU prospectus, you will be seeing IFRS financials going forward in Euros and that will be the basis under which CCEP will be reporting going forward as well. Now, importantly while the environment has remained challenging, I think of note here is that both CCEG and CCIP has full-year 2015 net sales growth of 2% and 3% respectively. We obviously look forward to providing some more color in detail as we continue to develop our plans. So in closing, the financial discussion let me summarize with a few key thoughts. First, we do remain realistic about the environment as overall conditions do remain difficult. Second, we have had a solid history of and a commitment to managing the levers of our business to drive shareowner value. This is even more important in today's environment and we will continue to look for ways to improve both top line growth and drive more value. And third we're looking forward to the formation of the significant new bottler CCEP and the new opportunities that that brings with it too. And then lastly we obviously remain very, very focused on generating cash and creating long-term profitable growth to continue driving shareowner value. So with that, I'm going to turn the mic back to John for some closing comments.  . John Franklin Brock Thank you, Nik. First, let me give you a brief update on where we stand with the transaction itself. We do remain on track to close the transaction by the end of the second quarter of this year. We've already received European Union Commission clearance and approval of our EU perspectives is pending. The final step, as you probably know will be approval from the shareowners of CCE.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2016 FactSet CallStreet, LLC Now as we work to build our company for the benefit of all of our stakeholders and maintain our commitment to delivering profitable long-term growth. We think it's really important to do this both sustainably and responsibly. This has been a cornerstone of our work for a number years at CCE and CCEP is expected to adopt CCE's commitment to the sustainability. We are a large business, we were also a very local business with about 90% of the products produced and sold locally. Going forward, we're going to build on our sustainability, commitments which are very public. These are commitments that embrace both environmental and societal, and social issues, with a stronger focus than ever on promoting the wellbeing of our consumers. Each of our new commitments have been very heavily shaped by feedback from stakeholders. And as we move forward, sustainability will remain a critical pillar of our overall strategy and I have to say we're in very strong alignment with The Coca-Cola Company in this arena. So in closing, there are few key takeaways. First, from an operating standpoint, we are realistic about the challenging environment in which we operate and its impact. What CCEP brings is a compelling business combination with very clear opportunities for profitable growth. And finally, as the leading Coca-Cola bottler and a major European consumer goods company, CCEP presents a unique opportunity for shareowners. We really do appreciate your time and attention this afternoon and now, Damian, Nick, who are and I would be happy to answer any questions.  . QUESTION AND ANSWER SECTION A Right. So, we're going to do the question in two ways, as we've been doing it today first hour. One is raise your hand and a microphone will speed towards you and the other is to use this e-mail address that you see here and I'll read out the question on your behalf. So, I don't have a question currently in the mailbox. So, someone would like to – down here in the front.  . Q Thanks, guys. So wanted to dig down a little bit further on the $350 million to $375 million cost savings that you've outlined, can you break that out into the top line, the supply chain, the OpEx, which are the buckets you've kind of described and give us some bullet points on page 24 or page 28, wherever it was, can you break that down a bit further? And then if you can on the supply chain, one in particular talk a little bit more about the DSD opportunities, your different regions do it differently, some outsourced it completely some go to warehouse, do you see there are opportunities in that bucket in particular and is that including $350 million to $375 million?  . A Let me make a couple of comments and then Nick or Damian can drill down a little bit more. First of all, we've been very clear on the $350 million to $375 million. It's a whole collection of synergies. None of them are top line synergies. Those are all cost focused synergies. So it's very important to be clear on that. We've also said 40% of them are broadly in-flight, the other 60% our combination synergies, the 40% that are in-flight I think again we've been very clear in saying those are predominantly in Germany and Spain and to a lesser degree in CCE.

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2016 FactSet CallStreet, LLC We are hard at work, we have multifunction teams across all three businesses with very clear leaders in place and work stream heads in place. And so, it is a very active and aggressive part of what we do, maybe three, every three weeks to review where we are and I can clearly report that we're very much on-track in achieving those numbers. So that's a macro view, Nick, do you want to give any further perspective on that. I think you're going to hear more about this in days to come, but at this stage of the game, obviously a big part of it is in the supply chain and procurement, those are the two biggest areas. But, Nik.  . Nick Canney A Yeah. I mean and just in terms of breaking down very roughly if you looked at it, and again as John said, there's not top-line synergies included in that numbers, specifically as we develop more plans and see what we need to do to drive top-line growth and what we might need to invest. But the 350 and 375, we feel very comfortable falling to the bottom-line. Broadly speaking and again I'm just trying a rule of thumb out there right now from what we've been looking at, it's about 70/30 when we look at the supply chain piece versus what is pure G&A opportunity, right. And that's broadly of the whole amount, not splitting out what's in place and what's combo.  . Q I don't know if you want to talk a little bit about route to market?  . A Yeah. I can, I mean, just obviously we've looked at logistics as part of that saving opportunity and more importantly on a the route-to-market and DST or not DST, we are fortunate across CCEP to have a variety of models in place. And Spain is a great model, very cost efficient and very powerful in terms of distribution. We've a strong model in Belgium. Germany has got a different model, again, that drives excellent distribution. So, clearly, as we look at opportunities to share the learning and John showed a great slide with the capabilities that we feel we can learn from each other, an efficient route to market, is well up the list. That doesn't mean DSD or not-DSD that means having a market model that allows us to get the distribution right at the point of sale. So our firm commitment is to make sure that we can have world class distribution and execution at the point of sale. That maybe through the model of one market that happens to be a DSD model because that's most sufficient for that market, and it maybe through an indirect model in another market because that's most sufficient. So, we're quite fortunate to have a variety of models available. But clearly, whatever model we use our commitment is to improve the distribution of our brands and packages across the markets.  . Q Thank you.  .

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2016 FactSet CallStreet, LLC A Just one final comment to add to that because, I totally agree with everything these guys said. But I think it's important to keep in mind that, as we think about what strategic, its influencing retailer decisions on one hand, and it's influencing what happens at the point of sale on the other hand, and how the product gets for A to B is something that's important, but not nearly a strategic as those other two. So, that's why we don't tend to think DSD versus non-DSD. We use the best method for getting the product to the market, in that particular market and some market through DSD and some aren't, and we optimize it market by market. One of the benefits of our European business is we can do that. There are no constraints and some of you are familiar with businesses in other parts of the world, where you can't do that, you are committed to one system, we're not, and that gives us huge flexibility.  . Q I've got a – yeah – I've got a question on the email. Please can you review how the real-time incidents pricing agreements has affected CCE since it went into effect.  . A Well, it's been in place for a short period of time, two months. So, I think what clearly we have seen the benefit so far is much better and more integrated planning. So, as the incidence model brings us closer to The Coca-Cola Company in terms of revenue and net revenue been a primary value creator for us in the company. Clearly we've seen much better decision making, much more aligned planning, a long-term commitment to grow revenue for both ourselves and the Coke company. And I think they are the benefits we've already seen in a short period of time, clearly as everybody gets used to that model, because it is a different way of working. So, there is a lead time for people to truly understand how incidence model really works. And on talking down to like key account manager, sales manager and that's the training we've been working on, that benefit will improve overtime. But, so far it's been a great start having to start that business whatsoever and there was a lot of investments before we went live on just training and awareness. And I know from speaking with my colleagues in the Coke company, they're also seeing benefits where brand managers now are happy about smaller packages, because smaller packages drive more revenue and you will see a lot more aligned marketing around smaller packages as the incidence model starts to or continues to implement positions.  . A We've got time to one last question in the room.  . Q So two questions. One, John just your thoughts on the UK sugar tax obviously disappointing but, you do have two years, so what are some of the thing that you can do to make that transition a bit smoother as you think about it? And then, Damian, maybe just a thought in the top-line aspirations for each of the regions, it seems like certainly UK has been more challenging, Spain and Germany a little bit better. So, what are some of the differences that you see that's driving a better growth in those two markets, versus maybe the CC legacy markets?

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2016 FactSet CallStreet, LLC A Yeah. This sugar tax situation is one in which we find ourselves pretty disappointed with the governmental point of view. What we intend to do is maintain a very active dialogue with the government as – as plans unfold over the coming months. As you said, it doesn't take place until 2018. We think, it's been proven around the world that, taxing in a very discriminatory fashion, one area like soft drinks is not an effective way of really doing anything, other than raising money for the government. And so, we are very committed to being part of the solution to obesity. We think it's a challenging issue and the kinds of things that are appropriate to be considering in this situation are things like education, portion control and reformulation, all of which we very strongly support. And as you just heard Damian say, we've already reduced calories, by some 7.5% over the last five years. We've pledged to reduce them at further 10%. We in fact expect GB to be the first Coca-Cola country in the world, in which more than half of our products sold will be low or no calorie products. So we think, we have a very active position for a dialogue with the government on this issue and honestly think that cooler heads will prevail in the cool light of the morning and hopefully, this will not actually go into play the way it's currently constructed. Damian and you can comment a little bit, so I can...  . Damian Paul Gammell A Yeah. On growth I think, it's important and certainly that way we're looking at it and I touched on it in our operating model is that, we're looking at growth country-by-country, market-by-market and I think, when you look at CCE in a kind of rolled up level. For sure, the top-line growth number has been slightly behind what we've seen in Germany and Spain. But again, that's a function of a number of different markets. So when we look across all of our markets, I think the great news is there's learning opportunity from Spain, Germany, and also from GB back into Spain and Germany around growth. I think GB has done a great job on energy and on a number of areas. And clearly, what we're focused on both in Spain, Germany, and in our other markets is leveraging a new alignment with the co-company to really explore what have been some of the underlying headwinds or missed opportunities across all our markets, including Spain and Germany. So that's not going to be a segmented view from a legacy CCE perspective. So there isn't anyone as you look at those businesses and you analyze, there isn't any one or two factors that come out. I think we know what builds sustainable growth in all our markets and I think that's reflected in our strategy. It's a great portfolio beyond sparkling, beyond sugar into calorie, no cal. Some of the markets are further ahead in that journey and others, where they've broaden their portfolio earlier. We know it's about great availability and great store execution, and yes, some of our markets, when you walk to trade, you see better execution than others, and some are ahead in that journey. So, for us, it's more that being consistent on the key strategic drivers and then market-by-market looking at where we are in each of those. And I think a transaction gives you a chance to go back and revisit some of those and I think it's maybe not a coincidence that Spain, since its transaction has had accelerated growth. Germany prior to its transaction of creating one bottler, I think in 10 years or 12 years of no growth and has had seven years now consistent growth. So, we also believe that this big transaction, because it gives you a chance to relook at some of

 Coca-Cola Enterprises, Inc. (CCE) Consumer Analyst Group of Europe Conference Raw Transcript 22-Mar-2016 1-877-FACTSET www.callstreet.com 13 Copyright © 2001-2016 FactSet CallStreet, LLC those strategies and get more energy behind them, will also allow us to get some more growth impetus back into CCEP. So not one specific insight to be honest, maybe it would be better if [indiscernible] direction.  . Q We have to close the [Abrupt Ending] Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2016 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Forward-Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP.  The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed.  After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s

Investor Relations department at (678) 260-3110, Attn: Thor Erickson — Investor Relations.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is incorporated into, or forms part of, this communication.

Participants in Solicitation

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC.  You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above.  Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC.